UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
001-35005

CUSIP NUMBER
NOTIFICATION OF LATE FILING	922822 101

|X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

For Period Ended: December 31, 2010

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR

For the Transition Period Ended:________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:__________________________________

PART I - REGISTRANT INFORMATION

Ventrus Biosciences, Inc.
Full Name of Registrant

Former Name if Applicable:

787 7th Avenue, 48th Floor
Address of Principal Executive Office

New York, NY 10019
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

(a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(X)
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

 (c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant could not file the Annual Report on Form 10-K for the year ended December 31, 2010 within the prescribed period because the Registrant has recently changed independent accountants (see its Current Report on Form 8-K filed January 20, 2011) and this change has resulted in the Registrant having difficulty in completing the financial and other information required for the Annual Report on Form 10-K.  The Registrant's inability to file its Annual Report on Form 10-K could not have been eliminated by the Registrant without unreasonable effort or expense.  The Registrant will file the Annual Report on Form 10-K on or before the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

David J. Barrett	(212)	554-4506
(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).     |X| Yes |  | No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  |  | Yes |X| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Ventrus Biosciences, Inc.
Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2011	By: /s/ Russell H. Ellison
Russell H. Ellison
Chief Executive Officer